FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(   ) Check box if no longer subject to section 16. Form 4 or
Form 5 obligations may continue.  See instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(1) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     Hickey, Donald
     538 Commons Drive
     Golden  CO 80401

2.   Issuer Name and Ticker or Trading Symbol

     Atlas Air, Inc. (CGO)

3. IRS or Identification Number of Reporting Person, if an entity (Voluntary)

4.   Statement for Month/Year
     June 2000

5.   If amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     (   ) Director
     (   ) 10% Owner
     ( X ) Officer (give title below)
           Sr. Vice President-Sales & Marketing
     (   ) Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (   ) Form filed by One Reporting Person
     ( X ) Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.   Title of Security (Instr. 3)

2.   Transaction Date (Month/Day/Year)

3.   Transaction Code (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D)(Instr.3,4 and 5)
          Amount         (A) or (D)          Price

4.   Amount of Securities Beneficially Owned at End of Month
      (Instr. 3 and 4)

6.   Ownership Form: Direct (D) or Indirect (I) (Instr.4)

7.   Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
 * If the form is filed by more than one reporting, see
Instruction 4(b)(v)

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr.3)
     a)   Common Stock Option
     b)   Common Stock Option
     c)   Common Stock Option
     d)   Common Stock Option

2.   Conversion or Exercise Price of Derivative Security
     a)   34.00
     b)   34.00
     c)   34.00
     d)   34.00

3.   Transaction Date (Month/Day/Year)
     a)   6/21/00
     b)   6/21/00
     c)   6/21/00
     d)   6/21/00

4.   Transaction Code (Instr 8)
     a)   J
     b)   J
     c)   J
     d)   J

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D) (Instr 3, 4, and 5)
     a)
     b)   (A) 3,750
     c)   (A) 3,750
     d)   (A) 3,750
     e)   (A) 3,750

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable         Expiration Date
     a) 6/21/01                    6/21/10
     b) 6/21/02                    6/21/10
     c) 6/21/03                    6/21/10
     d) 6/21/04                    6/21/10

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
     Title               Amount or Number of Shares
     a) Common Stock          3,750
     b) Common Stock          3,750
     c) Common Stock          3,750
     d) Common Stock          3,750

8.   Price of Derivative Security (Instr.5)

9.   Number of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4)
     120,580

10.  Ownership of Derivative Security: Direct(D) or Indirect(I)
     (Instr. 4)
     D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:
Table II, Item 4. Transaction Code "J" - Option Grant.


     /s/ Donald Hickey
**Signature of Reporting Person
     Date: September 18, 2000

**Intentional misstatements of omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15
U.S.C.78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

HH:748390vl